Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

July 19, 2022

John Grzeskiewicz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263)

Dear Mr. Grzeskiewicz:

This letter responds to staff comments regarding the preliminary proxy statement filed on July 1, 2022 by Exchange Traded Concepts Trust (the “Trust”) relating to the ETC 6 Meridian Hedged Equity-Index Option Strategy ETF, ETC 6 Meridian Low Beta Equity Strategy ETF, ETC 6 Meridian Mega Cap Equity ETF, and ETC 6 Meridian Small Cap Equity ETF (the “Funds”). For ease of reference, set forth below are the comments followed by the Trust’s responses.

1.	Comment. Please note for future preliminary proxy statement filings that the proxy statement and proxy card should be marked as preliminary in accordance with Rule 14a-6(e)(1).

Response. The Trust acknowledges the comment.

2.	Comment. Please supplementally describe the steps and measures that the Board of Trustees and the investment adviser are taking to prevent recurrence of the administrative error.

Response. The Trust represents that the board meeting process with respect to advisory agreement renewals is being changed from a quarterly cycle (during which certain renewals are considered each quarter) to a single annual renewal meeting at which all advisory agreement renewals will be considered. A comprehensive chart indicating all advisory agreement expiration and renewal dates will be monitored by multiple parties to ensure renewals are considered on a timely basis.

3.	Comment. Please supplementally explain how the Board of Trustees and the investment adviser failed to notice the upcoming termination of the investment advisory agreement.

Response. The Trust represents that the inadvertent lapse was the result of a combination of events including the off-cycle consideration in December 2021 of a new sub-advisory agreement for the Funds in connection with a change in control of their sub-adviser and the move from quarterly board consideration of advisory agreement renewals to a single annual renewal meeting.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

July 19, 2022

4.	Comment. Please confirm to the staff that all required Item 22(c) disclosure is included in the proxy statement (for example, Item 22(c)(3), Item 22(c)(13), and Item 22(c)(14)).

Response. The Trust represents that the disclosure has been enhanced where necessary to ensure all Item 22(c) disclosure is included.

5.	Comment. Please supplementally provide an explanation around the position that the termination of the primary investment advisory agreement does not affect reliance on the manager of managers order to enter into a new sub-advisory agreement.

Response. The Trust represents that it will rely on the manager of managers order to enter into a new sub-advisory agreement after the new primary investment advisory agreement has been approved by shareholders.

6.	Comment. Please bold the clause in the proxy card stating that the proxy is solicited by the Board of Trustees as required by Rule 14a-4(a)(1).

Response. Registrant represents that the clause has been bolded.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum